GALLAGHER, BRIODY & BUTLER
                               COUNSELLORS AT LAW

                           PRINCETON FORRESTAL VILLAGE
                              155 VILLAGE BOULEVARD
                                    2ND FLOOR
THOMAS P. GALLAGHER           PRINCETON, NEW JERSEY 08540        NEW YORK OFFICE
KEVIN M. BRIODY +                       _________                300 PARK AVENUE
JOHN K. BUTLER ^                                                      17TH FLOOR
BARBARA J. COMLY *+                    (609) 452-6000         NEW YORK, NY 10022
MARTIN J. CONROY                    FAX: (609) 452-0090             212-938-0831
DEBORAH L. CARROLL #                                           FAX: 212-938-0917
JONATHAN M. GRISCHUK *
HERBERT P. MOORE, JR. *                                    * ALSO ADMITTED IN NY
                                                           + ALSO ADMITTED IN PA
                                                           ^ ALSO ADMITTED IN DC
                                                           #  ADMITTED IN NY, DC
                                                                     AND CT ONLY


                                                              August 29, 2008

VIA EDGAR

Ms. Joanna Lam
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

         RE:      GULF COAST OIL & GAS, INC.
                  FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007 FILE NO. 000-32747

Dear Ms. Lam:

         As discussed, our firm is counsel to Gulf Coast Oil & Gas, Inc. (the "Company"). We are in receipt of your letter dated July 21, 2008 with comments on the Company's filing referenced above (the "Comment Letter").

         Please note that the Company filed an amended Form 10-KSB for the Year Ended December 31, 2007 (the "Filing") via EDGAR on August 29, 2008 in response to the Comment Letter. More specifically, the Company enhanced its disclosure regarding Controls and Procedures including management's assessment of internal control over financial reporting. The Company also revised its Principal Executive Officer/Principal Financial Officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

         The Company has been advised and acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please do not hesitate to contact me at (609) 452-6000 with any questions.

                                                     Very truly yours,

                                                     /s/ Herbert P. Moore, Jr.
                                                     -------------------------
                                                     Herbert P. Moore, Jr.


cc:      Rahim Rayani, President & CEO (via email)